UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting (“EGM”) to be held on June 30, 2023, at 3:00 PM, at the principal place of business of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

(i) To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2025; and

(ii) To ELECT a new member to compose the Company's Board of Directors for the term of office valid until the Ordinary Shareholders Meeting of 2025.

Observation for participation and Vote during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall appear at the OGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the OGM is held, a power of attorney granted according to the applicable law;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Management Proposal for the EGM to be held in May 30, 2023.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the multiple voting process for the election of the members of the Board of Directors is 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares; and

3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, May 30, 2023 – Deborah Stern Vieitas – Vice Chairwoman of the Board of Directors.

___________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 30, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer